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Rite Aid Corporation
30 Hunter Lane
Camp Hill, Pennsylvania 17011

April 25, 2017

VIA EDGAR and Federal Express (Priority)

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
Re: Rite Aid Corporation

  Re:
  Rite Aid Corporation
  Registration Statement on Form S-4
  Filed November 25, 2015
  File No. 333-208199

Ladies and Gentlemen:

        On behalf of Rite Aid Corporation, a Delaware corporation (the "Company"), we hereby request, pursuant to Rule 477(b) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), that the Registration Statement on Form S-4, together with all exhibits thereto (File No. 333-208199), as originally filed by the Company with the Securities and Exchange Commission (the "Commission") on November 25, 2015 (the "Registration Statement"), be withdrawn effective immediately. The Registration Statement has not been declared effective and none of the Company's securities has been sold or exchanged pursuant to the Registration Statement.

        The Company requests in accordance with Rule 457(p) promulgated under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

        Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (the "Order") effective as of the date hereof or at the earliest practicable date hereafter. Please send copies of the written order granting withdrawal of the Registration Statement to Michael Zeidel of Skadden, Arps, Slate, Meagher & Flom LLP, the Company's counsel, via email at Michael.Zeidel@skadden.com or via facsimile at (917) 777-3259.

* * * * *

Sincerely,
RITE AID COPORATION
By:	/s/ JAMES J. COMITALE
Name:	James J. Comitale
Title:	Senior Vice President, General Counsel and Secretary
cc:
Skadden, Arps, Slate, Meagher & Flom LLP

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Rite Aid Corporation 30 Hunter Lane Camp Hill, Pennsylvania 17011
  April 25, 2017